U.S. Securities and Exchange Commission
Washington, D.C. 20549

Notice of Exempt Solicitation

1.	Name of the Registrant: FirstMerit Corporation

2.	Name of person relying on exemption: Thomas Lauber

3.	Address of person relying on exemption:	216 East Sixteenth Street Dover,
Ohio 44622

4.	Written Materials. Attach written material required to be submitted pursuant to Rule 14a-6(g)(1).

See attached letter of Thomas Lauber dated March 1, 2001

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Thomas Lauber
216 East Sixteenth Street
Dover, Ohio 44622

March 1, 2001

Dear FirstMerit Shareholder:

     My name is Thomas Lauber. Together, my family and I own 572,810 shares of FirstMerit Corporation. I have been a bank executive and investor for more than 40 years. I consider myself a long-term investor, not looking for the quick buck but, instead, someone who looks for consistent growth with minimal risk. I became an investor in FirstMerit in 1988 when First National Bank of Massillon, in which I held shares for over 20 years, merged into FirstMerit. I served as President of that bank for 14 years. Until the past year, my family and I chose not to publicly express our concerns with FirstMerit’s strategic direction. However, we can no longer remain on the sideline while shareholder value erodes.

     In October 2000, my son, Patrick Lauber, requested a meeting with the FirstMerit Board of Directors to talk about improving value for the shareholders. His request was refused. We have concluded that we have no choice but to go directly to the shareholders.

     Patrick has submitted a shareholder proposal for your approval at this year’s annual meeting. The proposal requests that the Company take the necessary steps to maximize shareholder value, including the possible sale or merger of FirstMerit. This proposal will be included in management’s proxy statement and proxy card, and I urge you to vote FOR it when you receive your proxy materials from the Company. The reason I ask you to support the proposal is simple: I believe the riskiest course of action FirstMerit could take is to take no action at all and to remain independent without considering alternatives.

     I believe the Company’s shareholders would be much better served if the Company were acquired by a larger, stronger financial institution. I expect that such a merger could be accomplished through a tax-free exchange of shares, in which FirstMerit shareholders would receive shares in the acquiring company.

     Of course, I do not want the company to rush out and have a fire sale. This proposal only calls for a process whereby the sale of the company is systematically, strategically and fully considered. Specifically, the Board of Directors should appoint a committee of non-management directors to hire a nationally recognized securities firm to solicit and evaluate offers for the bank. It is my opinion that soliciting several potential buyers will enhance the value of a merger offer. What could be wrong with discussing the possibility of merger with other stronger financial institutions? Let’s find out what price they would be willing to pay and then let the shareholders vote on it. I believe the time has come for the Board to realize that FirstMerit may have significantly more value as an acquisition candidate than as an acquirer.

Let’s look at performance.

     There are many ways to discuss the performance of a financial institution. We can talk about earnings growth, P/E ratio, efficiency ratio, price-to-book ratio, loan generation and a litany of other statistics. But let’s talk about what really matters to shareholders - the stock price. The following graph compares the stock price performance of FirstMerit to that of several companies that we believe are logical potential acquirers of FirstMerit. FirstMerit has struggled to return to 1998 levels, and it has clearly underperformed compared to these peers over the past three years. What would the value of your investment in FirstMerit be today if it had been aligned with a company such as one of those shown below three years ago?

Your support is needed now.

     The way I see it, FirstMerit can either sell now, when it stands a good chance of receiving a reasonable premium, or risk watching its franchise erode – and then sell. It is time to send management a message. Please join me in urging the Board of Directors to fairly consider options to maximize shareholder value today. Vote FOR the shareholder proposal on the Company’s proxy card.

     If you have any questions or need assistance with voting, please contact MalCon Proxy Advisors at 800-475-9320, which is assisting the Lauber family in connection with this proposal.

     Thank you for your consideration.

                                                                                                     Thomas Lauber